Exhibit 3.8
FIFTH AMENDMENT
TO
THE RESTATED BY-LAWS
OF
BORDERS GROUP, INC.
     1. Section 3 of Article II of the Restated By Laws of the Company is amended to read as follows:
     SECTION 3. Special Meetings. Unless otherwise prescribed by law or by the Articles of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by the Chief Executive Officer or by the Board of Directors acting pursuant to a resolution adopted by a majority of the entire Board of Directors, and shall be called by the Secretary upon the request of the holders of at least ten percent (10%) of the shares of the Corporation outstanding and entitled to vote at the meeting. Any request for a special meeting of the shareholders shall set forth: (A) a statement of the specific proposal to be brought before the meeting and any material interest in the matter to be acted upon of any of the stockholders requesting the meeting; (B) the name and address of the stockholder(s) who is requesting the meeting; and (C) the number of shares of the Corporation’s stock which are owned by each such shareholder. If any of the stockholders requesting the meeting is not a registered holder, such stockholder(s) must submit to the Secretary of the Corporation, at the time of submission of the request, a written statement or statements from the record holder of the shares verifying that such stockholder(s) is the holder of the applicable shares. Written notice of a Special Meeting stating the place, date and time of the meeting and the purpose or purposes for which the meeting is called shall be shall be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.